FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                         For the period 21 February 2006


                                Cookson Group plc

                          265 Strand, London, WC2R 1BD


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit Index


Exhibit No.1 - SEC De-registration dated 21 February 2006



                                                              21 February 2006

                                Cookson Group plc

       Certification as to De-registration of Cookson Ordinary Shares from the US Securities and Exchange Commission


On 17 October 2005, Cookson Group plc ("Cookson" or the "Company") confirmed its intention to terminate registration of its ordinary shares with the US
Securities and Exchange Commission ("SEC"), due to the increasing cost of maintaining its registration in the US and complying with SEC reporting and other applicable US obligations.

Cookson now announces that, on 21 February 2006, it filed a Form 15 with the SEC to terminate the SEC registration of its ordinary shares. SEC de-registration will occur 90 days after 21 February 2006 or such shorter period as the SEC may determine. On filing of the form, Cookson's obligations to file certain forms and reports with the SEC, including Forms 20-F and 6-K, were suspended.

Under currently applicable SEC regulations, after the de-registration takes effect, the number of Cookson's US resident shareholders must remain below 300 at each financial year-end to avoid re-commencement of SEC reporting and other applicable US obligations. Cookson's Articles of Association give the Company's Directors the ability to limit the number of Cookson's US resident shareholders for this purpose. Pursuant to the Articles of Association, Cookson's Board may, from time to time, require US resident shareholders, whether holding directly or through nominees, to sell their shares in order to be satisfied that their number is less than 300 at each financial year end.

On 23 December 2005, the SEC published a proposed rule that introduces new criteria to make it easier for foreign private issuers such as Cookson to de-register from the SEC. Finalisation of this proposed rule is likely to take several months and it is not possible to be certain what form any new criteria will finally take. It is possible the new criteria will not require Cookson to maintain the number of its US-resident shareholders at below 300 at each financial year-end in order to avoid re-commencement of registration obligations. The Company will keep the position under review.

  Enquiries:
  Cookson Group plc                         Tel: +44 (0)20 7061 6500
  Richard Malthouse, Group Secretary        www.cooksongroup.co.uk






                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 21 February 2006